Filed Pursuant to Rule 424(b)(2)
Registration No. 333-129695

DATED MARCH 26, 2008.

8,900,000 Shares

Common Stock

All of the shares to which this prospectus relates are being registered for resale by certain selling security holders as described more fully beginning on page 21. We will not sell any of these shares nor will we receive any proceeds from the sale of the shares.

Our common stock is traded on the American Stock Exchange under the symbol “AOG.” On December 17, 2007, the last sales price of our common stock as reported on the American Stock Exchange was $1.47 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 26, 2008.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	9

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	22

USE OF PROCEEDS	22

PRICE RANGE OF COMMON STOCK	22

SELLING SECURITY HOLDERS	24

PLAN OF DISTRIBUTION	26

DESCRIPTION OF SECURITIES	28

LEGAL MATTERS	29

EXPERTS	29

CHANGE IN INDEPENDENT AUDITORS	30

WHERE YOU CAN FIND MORE INFORMATION	30

INFORMATION INCORPORATED BY REFERENCE	31

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	33

APPENDIX A — GLOSSARY OF OIL AND NATURAL GAS TERMS	A1–A3

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

Except as otherwise indicated or required by the context, references in this prospectus to “we”, “us,” “our” or the “Company” refer to Aurora Oil & Gas Corporation and its subsidiaries. The term “you” refers to a prospective investor.

ii

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and our consolidated financial statements and the accompanying notes incorporated by reference into this prospectus, as well as the other documents to which we refer you. We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” in Appendix A. Natural gas equivalents are determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

AURORA OIL & GAS CORPORATION

Overview

We are a growing independent energy company focused on the exploration, exploitation, and development of unconventional natural gas reserves. Our unconventional natural gas projects target shale plays where large acreage blocks can be easily evaluated with a series of low cost test wells. Shale plays tend to be characterized by high drilling success and relatively low drilling costs when compared to conventional exploration and development plays. Our project areas are focused in the Antrim shale of Michigan, the New Albany shale of Southern Indiana and Western Kentucky, and the Woodford shale in Oklahoma.

We commenced operations in 1969 to explore and mine natural resources under the name Royal Resources, Inc. In July 2001, we reorganized our business to pursue oil and natural gas exploration and development opportunities and changed our name to Cadence Resources Corporation. We acquired Aurora Energy, Ltd. ("Aurora") on October 31, 2005 through the merger of our wholly-owned subsidiary with and into Aurora. The acquisition of Aurora was accounted for as a reverse merger, with Aurora being the acquiring party for accounting purposes. The Aurora executive management team also assumed management control at the time the merger closed, and we moved our corporate offices to Traverse City, Michigan.

Our strategy is to maximize shareholder value by leveraging our significant acreage position and the experience of our management and technical teams in finding and developing natural gas reserves to profitably grow our reserves and production. Over the last several years we have focused primarily on the acquisition of properties in the Antrim and New Albany shale. We have recently begun to acquire properties in the Woodford shale. As an early stage developer of properties, we anticipate reserve growth will be our initial focus followed by a more traditional balance between reserve and production growth.

Our Strategy

The principal elements of our strategy to maximize shareholder value are:

Generate growth through drilling. We expect to generate long-term reserve and production growth predominantly through our drilling activities. We believe the experience and expertise of our management and technical teams enables us to identify, evaluate and develop natural gas projects. We anticipate the substantial majority of our future capital expenditures will be directed toward the drilling of wells, although we expect to continue to acquire additional leasehold interests. Initially, we anticipate reserve growth will be our primary focus with a more balanced reserve and production growth profile as we continue to execute our growth strategy.

Focus on lower risk shale development projects, with selective expenditures outside our focus areas. Most of our acreage in the Antrim and New Albany shale contains lower risk unconventional natural gas development plays, including 598,685 net leasehold acres on which we have identified approximately 2,478 net potential drilling locations. In the Antrim shale play there have been over 9,000 successful gas wells drilled and are currently in production. The New Albany shale play is an emerging play without the history of the Antrim shale play, but we believe it will have similar success characteristics to the Antrim shale play. We believe that by focusing our drilling budget on development oriented activities in our shale areas in the short run, we can maintain high drilling success rates yielding attractive rates of return. We anticipate committing a small portion of our drilling budget to locations outside of our shale project areas to continually evaluate and test new areas for exploration and development potential.

Employ leading edge technologies to grow reserves and production and enhance returns. We employ several leading edge technologies in the drilling, completion and development of our natural gas reserves. For example, our employees have developed and implemented a low pressure natural gas production system to increase the estimated recoverable reserves and improve production rates of shale-sourced natural gas. We have installed several low pressure, small modular style compression facilities in our Antrim shale play. We believe this system has reduced development costs, increased production rates, extended the commercial life of existing wells and increased the total amount of reserves ultimately recoverable from each well bore when compared to the high pressure, large compression facilities that are typically used in the Antrim shale play. We believe this innovative system gives us a competitive advantage compared to other operators in the area.

Manage costs by maximizing operational control. We seek to exert control over our exploration, exploitation and development activities. As the operator of our projects, we have greater control over the amount and timing of the expenditures associated with those activities. As we manage our growth, we are focused on reducing lease operating expenses, general and administrative costs and finding and development costs on a per mcfe basis. As of September 30, 2007, we operated 33% of our completed wells.

Pursue complementary leasehold interest and property acquisitions. We intend to use our experience and regional expertise to supplement our drilling strategy with complementary leasehold interest and property acquisitions.

Our Strengths

We believe that our strengths will help us successfully execute our strategy. These strengths include:

Inventory of growth opportunities. We have established an asset base of approximately 598,685 net leasehold acres in our shale areas, of which approximately 92% were undeveloped as of September 30, 2007. As of that date, we had approximately 2,478 net potential drilling locations on this acreage. At our current planned drilling rate, this would accommodate approximately fifteen plus years of drilling activity.

Experienced management and technical teams. Our four senior executive officers average 26 years of experience in the natural gas industry. In addition, we employ one staff geologist, one senior oil and gas petroleum engineer, and three senior land professionals with an average over 22 years of oil and gas experience.

Operational control. As of September 30, 2007, we operated approximately 33% of the wells in which we have an interest, and we expect our 65% average working interest in leases to allow us to increase the number of wells we will operate in the future. This will afford us a significant degree of control over costs and other operational matters.

Our Challenges

Investing in our common stock involves risks. You should read carefully the section of this prospectus entitled “Risk Factors” beginning on page 7 and “Cautionary Note Regarding Forward-Looking Statements” on page 18 for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy as well as activities on our properties, which could cause a decrease in the price of our common stock and a loss of all or part of your investment.

Price volatility. Market prices for natural gas may fluctuate widely for reasons that are outside of our control.

Risks relating to the development of natural gas reserves. Our natural gas reserves and future production and, therefore, our future cash flow and income are highly dependent on our ability to successfully execute our drilling program, which will require substantially greater amounts of capital than we currently have available to us.

Risks relating to natural gas reserve estimates. Reserve estimates are based on many assumptions and our properties may not produce the reserves we originally forecast. Our reserves will decline unless we are successful in finding or acquiring new reserves.

Access to equipment and personnel. Shortages of drilling rigs, equipment, supplies or personnel could delay, restrict or increase the cost of our exploration, exploitation and development operations, which in turn could impair our financial condition and results of operations.

Operating Areas

Antrim Shale. Our Antrim shale properties are located in Michigan and represent our primary area of development over the near term. Nearly all of our development operations in this play/trend are focused on unconventional shale plays. Shale development typically results in higher drilling success and lower drilling costs when compared to conventional exploration and development activity.

Antrim shale underlies the entire Michigan basin. The shale is very thick (140 to over 200 feet) and has a high percentage of organic content (up to 20%). Due to the makeup of the natural fractures in the Antrim shale, production will vary from well to well.

The productive, fractured trend for the Antrim shale runs across the northern portion of the Michigan basin from Lake Huron to Lake Michigan (160 miles). Gas wells have been drilled and produced in the Antrim shale from depths of 250 feet down to 1,500 feet below the surface. A high percentage of the wells drilled in the Antrim shale have been put into production and levels of production vary from well to well. Over 9,000 wells are currently producing in the Antrim shale. In recent years, 200 to 400 wells have been drilled annually by all operators in the Antrim shale.

The gas produced from the Antrim shale is primarily a biogenic gas due to the presence of microbes in the low to medium saline waters. The low-density pay zones in the Antrim shale are over 100 feet thick. Methane gas is continuously being generated by anaerobic bacteria that feed on C02 organic material, and the heavier oil and gases stored in the shale.

The Antrim shale gas adsorbs to organic material in a manner similar to gas in coal seams. Water in the natural fractures of the shale provides a trapping mechanism to hold the gas in place. As the water is produced, lowering the fluid and pressure in the reservoir, gases are released from the organic material and are produced to the surface. At depths of less than 1,500 feet, the gas-in-place is typically 90% methane or greater, with the balance being C02 and some heavier gases.

The oldest Antrim shale gas field was drilled in the 1940s, and it is still in production today. The production curve for the shale typically contains a peak rate of gas occurring after the first two years of production when the shale reservoir has been thoroughly dewatered. Peak rate production usually continues for some time. After the water is taken from the formation and the gas is able to fully release from the shale into the well bore, the rate of production will typically begin to decline 2% to 7% per year.

We have identified the Michigan Antrim shale as an area with natural fractures using a variety of diagnostic tests, including a review of production trends, fracture imaging logs and geological mapping. In management's opinion, based upon performance information from over 9,000 wells with comparable geologic characteristics, areas with natural fractures in shale have compelling production potential.

At September 30, 2007, we owned working interests in 638 (316 net) Antrim wells. For the nine months ended September 30, 2007, we drilled or participated in 50 (31 net) wells with a 96% success rate. In 2006, we drilled 173 (98 net) Antrim wells and successfully completed 164 gross wells for a success rate of 95%. On average, our Antrim wells are drilled to depths ranging from 250 to 1,500 feet targeting reserves of 0.513 bcfe per well based upon our December 31, 2006, Schlumberger reserve report.

New Albany shale. Our New Albany shale properties are located in Southern Indiana and Western Kentucky and represent a relatively new area of activity for us. Most of our exploratory and developmental operations in the Illinois geological basin are focused on unconventional shale plays. The New Albany shale play, much of which is located in Indiana, is an emerging play with similar characteristics to the Antrim shale play. It is also very thick (100 to over 200 feet) and covers approximately 6,000,000 gross acres, with proven producing pay zones throughout. The shale is capped by the Borden shale, a very thick, dense, gray-green shale.

In the New Albany shale, a well commonly produces water along with the gas. In the early 1900's, it was learned that a simple open-hole completion in the very top of the shale would yield commercial gas wells that would last for many years, even while producing some water. Vertical fractures in the shale feed the gas flow at the top of the shale. The potential of these wells was seldom realized in the early to mid-twentieth century, as the production systems for handling the associated water were limited. However, with current technology, the water can be dealt with cost effectively and allow for better rates of gas production.

Significant research and study has been conducted to evaluate the producibility of the New Albany shale. In cooperation with the Gas Research Institute, we combined resources and data with 11 other industry partners in a shale gas producibility consortium lasting almost two years (concluded in 1999). The consortium identified critical differences and similarities of the New Albany shale play to other shale plays. The consortium study observed that the New Albany shale reservoir contained high-angled (vertical or nearly so) natural fractures that are open to unimpeded flow. The predominant fracture system is oriented east-west with spacing between joints estimated to average five feet based on outcrop studies and production simulations. Based on this information, it was concluded that increases in performance could be achieved with a horizontally drilled well compared to a vertically drilled well in the same reservoir.

Reserve studies were conducted on behalf of the consortium by Schlumberger Holditch & Associates for both vertical producing wells and horizontal wells. Since then, we have participated in approximately 30 pilot horizontal well drilling projects across multiple counties which support the conclusions of the consortium. With the data from these pilot wells, we have established a development concept for the New Albany shale, which we began to implement in 2006.

Our New Albany shale projects are characterized by declining natural gas and water production with peak natural gas and water flow rates occurring in the first 60 days. Our New Albany shale wells are drilled to depths ranging from 500 to 3,000 feet and based on our December 31, 2006, Schlumberger reserve report could yield an average reserve of 1.2 bcfe per well. At September 30, 2007, we owned working interests in 59 (16.74 net) New Albany shale wells. For the nine months ended September 30, 2007, we drilled or participated in 25 (9.17 net) wells with a 100% success rate. In 2006, we drilled 26 (7.49 net) New Albany shale wells and successfully completed 25 of these wells for a success rate of 96%.

Recent Developments

Refinancing. On August 20, 2007, we entered into a second lien term loan agreement (the “Term Loan”) with BNP Paribas (“BNP”), as the arranger and administrative agent, and several other lenders forming a syndication. The initial term loan is $50 million for a 5-year term which may increase up to $70 million under certain conditions over the life of the loan facility. The proceeds of the loan were used to pay off our existing mezzanine financing with Trust Company of the West (‘”TCW”) and for general corporate purposes.

In connection with the Term Loan, we also agreed to the amendment and restatement of our senior secured credit facility with BNP and other lenders, pursuant to which the borrowing base under the senior secured credit facility was increased from the existing authorized borrowing base of $50 million to $70 million.

In both the Term Loan and senior secured credit facility, we agreed to an affirmative covenant regarding production exit rates with the first net production target being 9.5 MMcfe per day as of June 30, 2007, which we achieved. The second target production exit target is 10.5 MMcfe per day as of September 30, 2007 (which we have achieved), and the third production exit target is 12.0 MMcfe per day as December 31, 2007. In addition, we were required to execute financial hedges at prices and aggregate notional volumes satisfactory to BNP, as administrative agent. This requirement has been satisfied.

Upon execution of the Term Loan, we also entered into a 3-year interest rate swap transaction with BNP to hedge our exposure to the floating interest rate on the Term Loan debt. This hedge transaction on $50 million will yield an effective interest rate of 11.86% for the period from August 23, 2007 through August 23, 2010.

Effective August 20, 2007, our subsidiary Aurora Antrim North, L.L.C. (“North”) terminated its Amended Note Purchase Agreement with TCW which provided $50 million in mezzanine financing. As of the effective date, North had outstanding borrowing of $40 million. TCW had limited the borrowing base and the agreement contained a commitment expiration date of August 12, 2007. Under the termination provisions, we were required to pay certain fees and prepayment charges associated with early termination. The following represents the expenditures paid to TCW: (i) $40 million payment of principal; (ii) $0.7 million payment of interest expense from June 27, 2007 through August 20, 2007; (iii) $0.35 million payment of interest make-whole provision from August 21, 2007 through September 27, 2007; (iv) $1.25 million payment of prepayment premium; and (v) $0.2 million payment for a make-whole provision on principal greater than $30 million.

As part of the mezzanine financing with TCW, North provided an affiliate of TCW an overriding royalty interest of 4% in certain leases to be drilled or developed in the Counties of Alcona, Alpena, Charlevoix, Cheboygan, Montmorency, and Otsego in the State of Michigan. The overriding royalty interest will also continue on leases, including extensions or renewals, held by us at August 20, 2007 that may be developed through September 29, 2009.

Woodford Shale Play. We have established an acreage position of over 30,000 net acres in the Woodford Shale natural gas play of Oklahoma. In early 2006, in conjunction with a private operator based in Oklahoma, we had identified a Woodford Shale target area. Together, the companies initiated the requisite administrative and leasing efforts required to assemble an acreage block of sufficient scale to offer competitive advantages and support exploration activities. The identified target area is focused in central Oklahoma, which is experiencing a significant increase in leasing and drilling activity. It is positioned among geological provinces with active Woodford Shale development, with average depths over 5,000 feet and organic shale thickness up to 300 feet.

We have expended approximately $6.5 million for an 89% working interest in over 35,000 gross acres in the play. The early leasing activities have allowed us to establish this competitive position in the targeted play area. Leasing activities are continuing. We have targeted 2008 for a pilot program of 5 test wells in its project area. Since our current capital expenditure budget has been dedicated to further development of the Antrim and New Albany Shales, we have been in discussions with potential financing and joint venture partners to facilitate aggressive development of this acreage. No financing for this development has been procured as of the date of this prospectus.

Strategic Alternatives. On September 19, 2007, we announced that we have retained Johnson Rice & Company, L.L.C. to assist the Board of Directors with investigating strategic alternatives for us. These alternatives, among other things, may include revisions to our strategic plan, asset divestitures, operating partnerships, identifying additional capital sources, or a sale, merger, or other business combination. We intend to disclose developments regarding the exploration of alternatives only if and when the Board of Directors has approved a specific course of action. There is no assurance that this process will result in any changes to our current strategic direction. There is no specific timeframe to complete the review and there are no constraints on options to be explored. Johnson Rice & Company, L.L.C. will assist our Board of Directors in reviewing the strategic alternatives, while management continues to focus on executing our current strategic plan.

Our Offices

Our principal executive offices are located at 4110 Copper Ridge Drive, Suite 100, Traverse City, Michigan 49684, and our telephone number is 231-941-0073. Our website is www.auroraogc.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered by us	8,900,000 shares

Use of proceeds
We will not receive any of the proceeds from the sale of the shares by the selling security holders. We may receive proceeds in connection with the exercise of warrants, the underlying shares of which may be sold by the selling security holders under this prospectus. See “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

AMEX market symbol	“AOG”

Risk factors
Investing in our common stock involves certain risks. You should carefully consider the risk factors discussed under the heading “Risk Factors” beginning on page 7 of this prospectus and other information contained in this prospectus before deciding to invest in our common stock.

Except as otherwise indicated, all information contained in this prospectus:

•	excludes 5,257,500 shares of common stock reserved for issuance under our 2006 Stock Incentive Plan;

•	excludes 4,523,110 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.24 per share; and

•	excludes 1,952,000 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.74 per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

RISKS RELATED TO OUR BUSINESS

Natural gas prices are volatile. A substantial decrease in natural gas prices would significantly affect our business and impede our growth.

Our revenues, profitability and future growth depend upon prevailing natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. Lower prices may also reduce the amount of natural gas that we can economically produce. It is possible that prices will be low at the time periods in which the wells are most productive, thereby reducing overall returns. It is possible that prices will drop so low that production will become uneconomical. Ongoing production costs that will continue include equipment maintenance, compression and pumping costs. If production becomes uneconomical, we may decide to discontinue production until prices improve.

Prices for natural gas fluctuate widely. For example, from January 1, 2006, through September 30, 2007, natural gas prices quoted for the near month NYMEX contract have ranged from a low of $4.40 per mmbtu to a high of $11.00 per mmbtu. The prices for natural gas are subject to a variety of factors beyond our control, including:

• the level of consumer product demand;
• weather conditions;
• domestic and foreign governmental regulations;
• the price and availability of alternative fuels;
• political conditions in oil and natural gas producing regions;
• the domestic and foreign supply of oil and natural gas;
• speculative trading and other market uncertainty; and
• worldwide economic conditions.

The failure to develop reserves could adversely affect our production and cash flows.

Our success depends upon our ability to find, develop or acquire natural gas reserves that are economically recoverable. We will need to conduct successful exploration or development activities or acquire properties containing proved reserves, or both. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to expand our natural gas reserves from cash flows, and external sources of capital may be limited or unavailable. Our drilling activities may not result in significant reserves, and we may not have continuing success drilling productive wells. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations in which proved reserves have not been discovered. Additionally, while our revenues may increase if prevailing gas prices increase significantly, our finding costs for reserves also could increase, and we may not be able to finance additional exploration or development activities.

We may have difficulty financing our planned growth.

We have incurred and expect to continue to incur substantial capital expenditures and working capital needs, particularly as a result of our property acquisition and development drilling activities. We will require substantial additional financing to fund our planned growth. Additional financing may not be available to us on acceptable terms or at all. If additional capital resources are unavailable, we may be forced to curtail our acquisition, development drilling and other activities or to sell some of our assets on an untimely or unfavorable basis. We are in the process of evaluating strategic alternatives as of the date of this prospectus.

Most of our current development activity and producing properties are located in Michigan and Indiana, making us vulnerable to risks associated with operating in this region.

Our current development activity is concentrated in Michigan and Indiana, and our currently producing properties are located primarily in a six-county area in Michigan. As a result, we may be disproportionately exposed to the impact of drilling and other delays or disruptions of production from these regions caused by weather conditions, governmental regulation, lack of field infrastructure, or other events which impact these areas. In addition, a majority of our leaseholds held for development is located in the more untested New Albany shale play/trend.

Our potential drilling locations comprise an estimation of part of our future drilling plans over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

As of September 30, 2007, we had approximately 4,000 net potential drilling locations to be included in our future multi-year drilling activities on our existing acreage. These drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, construction of infrastructure, seasonal conditions, regulatory approvals, natural gas prices, costs and drilling results. Because of these uncertainties, we do not know if our numerous potential drilling locations will ever be drilled or if we will be able to produce natural gas from these or any other potential drilling locations, which could materially affect our business.

We may continue to incur losses.

We reported a net loss for the years ended December 31, 2006, and 2005, and the nine months ended September 30, 2007. We expect to report a net loss for the year ended December 31, 2007, and also expect to show a net reduction in working capital and shareholder equity for the year ended December 31, 2007. There is no assurance that we will be able to achieve and maintain profitability.

We do not operate a substantial amount of our properties.

We conduct much of our oil and natural gas exploration, development and production activities in joint ventures with others. In some cases, we act as operator and retain significant management control. In other cases, we have reserved only an overriding royalty interest and have surrendered all management rights. In still other cases, we have reserved the right to participate in management decisions, but do not have ultimate decision-making authority. As of September 30, 2007, we operated 33% of our wells. As a result of these varying levels of management control, for those properties that we do not operate, we have no control over:

• the number of wells to be drilled;
• the location of wells to be drilled;
• the timing of drilling and re-completing of wells;
• the field company hired to drill and maintain the wells;
• the timing and amounts of production;
• the approval of other participants in drilling wells;
• development and operating costs;
• capital calls on working interest owners; and
• pipeline nominations.

These and other aspects of the operation of our properties and the success of our drilling and development activities will in many cases be dependent on the expertise and financial resources of our joint venture partners and third-party operators.

We may be unable to make acquisitions of producing properties or prospects or successfully integrate them into our operations.

Acquisitions of producing properties and undeveloped oil and natural gas leases have been an essential part of our long-term growth strategy. As of September 30, 2007, we had acquired approximately 1,277,364 (709,613 net) acres with 153,450 mmcfe in net proved reserves. We may not be able to identify suitable acquisitions in the future or to finance these acquisitions on favorable terms or at all. In addition, we compete against other companies for acquisitions, many of whom have substantially greater managerial and financial resources than we have. The successful acquisition of producing properties and undeveloped natural gas leases requires an assessment of the properties’ potential natural gas reserves, future natural gas prices, development costs, operating costs, potential environmental and other liabilities and other factors beyond our control. These assessments are necessarily inexact and their accuracy inherently uncertain. Such a review may not reveal all existing or potential problems, nor will it necessarily permit us to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may be substantially different in operating and geological characteristics or geographic location than existing properties. Our acquisitions may not be integrated successfully into our operations and may not achieve desired profitability objectives.

We may lose key management personnel.

Our current management team has substantial experience in the oil and natural gas business. We only have an employment agreement with one member of our management team. The loss of any of these individuals could adversely affect our business. If one or more members of our management team dies, becomes disabled or voluntarily terminates employment with us, there is no assurance that a suitable or comparable replacement will be found.

Much of our proved reserves are not yet generating production revenues.

Of our proved natural gas reserves as of December 31, 2006, approximately 54% are classified as proved developed producing, 15% are classified as proved developed non-producing, and 31% are classified as proved undeveloped.

You should be aware that our ability to convert proved reserves into revenues is subject to certain limitations, including the following:

•	Reserves characterized as proved developed producing reserves may be producing predominantly water and generate little or no production revenue;

•
Production revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, after we have installed supporting infrastructure or taken other necessary steps. It will be necessary to incur additional capital expenditures to install this required infrastructure;

•
Production revenues from estimated proved undeveloped reserves will not be realized until after such time, if ever, as we make significant capital expenditures with respect to the development of such reserves, including expenditures to fund the cost of drilling wells, dewatering the wells, and building the supporting infrastructure; and

•
The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of the costs associated with developing these reserves in accordance with industry standards, no assurance can be given that our estimates of capital expenditures will prove accurate, that our financing sources will be sufficient to fully fund our planned development activities, or that development activities will be either successful or in accordance with our schedule. We cannot control the performance of our joint venture partners on whom we depend for development of a substantial number of properties in which we have an economic interest and which are included in our reserves. Further, any significant decrease in oil and natural gas prices or any significant increase in the cost of development could result in a significant reduction in the number of wells drilled. No assurance can be given that any wells will yield commercially viable quantities.

Our oil and natural gas reserve data are estimates based on assumptions that may be inaccurate and existing economic and operating conditions that may differ from future economic and operating conditions.

Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner and is based upon assumptions that may change from year to year and vary considerably from actual results. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. Information regarding discounted future net cash flows should not be considered as the current market value of the estimated oil and natural gas reserves that will be attributable to our properties. Examples of items that may cause our estimates to be inaccurate include, but are not limited to, the following:

•
The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower;

•	Because we have limited operating cost data to draw upon, the estimated operating costs used to calculate our reserve values may be inaccurate;

•
Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, increases or decreases in consumption, and changes in governmental regulations or taxation;

•
The reserve report for our Michigan Antrim properties assumes that production will be generated from each well for a period of 50 years. Because production is expected for such an extended period of time, the probability is enhanced that conditions at the time of production will vary materially from the current conditions used to calculate future net cash flows; and

•
The 10% discount factor, which is required by the Financial Accounting Standards Board in Statement of Financial Accounting Standards No. 69 to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks that will be associated with our operations or the oil and natural gas industry in general.

Our drilling activities may be unsuccessful.

We cannot predict prior to drilling and testing a well whether the well will be productive or whether we will recover all or any portion of our investment in the well. Our drilling for natural gas may involve unprofitable efforts, not only from dry holes but from wells that are productive but do not produce sufficient quantities to cover drilling and completion costs and are not economically viable. Our efforts to identify commercially productive reservoirs, such as studying seismic data, the geology of the area and production history of adjoining fields, do not conclusively establish that natural gas is present in commercial quantities. If our drilling efforts are unsuccessful, our profitability will be adversely affected. For the 21-month period ending September 30, 2007, approximately 7% of the gross wells we drilled were unsuccessful.

Production levels cannot be predicted with certainty.

Until a well is drilled and has been in production for a number of months, we will not know what volume of production we can expect to achieve from the well. Even after a well has achieved its full production capacity, we cannot be certain how long the well will continue to produce or the production decline that will occur over the life of the well. Estimates as to production volumes and production life are based on studies of similar wells (of which there are relatively few in the New Albany play) and, therefore, are speculative and not fully reliable. As a result, our revenue budgets for producing wells may prove to be inaccurate.

Drilling and production delays may occur.

In order to generate revenues from the sale of oil and natural gas production from new wells, we must complete significant development activity. Delay in receiving governmental permits, adverse weather, a shortage of labor or parts, and/or dewatering time frames may cause delays, as discussed below. These delays will result in delays in achieving revenues from these new wells.

Oil and natural gas producers often compete for experienced and competent drilling, completion and facilities installation vendors and production laborers. The unavailability of experienced and competent vendors and laborers may cause development and production delays.

From time to time, vendors of equipment needed for oil and natural gas drilling and production become backlogged, forcing delays in development until suitable equipment can be obtained.

For each new well, before drilling can commence, we will have to obtain a drilling permit from the state in which the well is located. We will also have to obtain a permit for each salt water disposal well. It is possible that for reasons outside of our control, the issuance of the required permits will be delayed, thereby delaying the time at which production is achieved. We have previously experienced a delay in receiving permits from the State of Michigan, Department of Environmental Quality ("DEQ"), for drilling horizontal wells, while the DEQ further reviews this drilling methodology. As a result of these delays, we have had to defer the drilling of certain wells in the Antrim shale until the review by the DEQ was completed and permits were issued. The DEQ has also forced producers to discontinue operations in certain areas of the Michigan Antrim so that the DEQ can inspect the salt water disposal wells operated in those areas. We have no control over this type of regulatory delay.

The DEQ has also recently instituted a water sampling and monitoring requirement for wells north of a line that includes three of our Antrim projects. The drilling permits for these wells require produced water monitoring and reporting of gas and water volume and water quality. If the water produced by a well has levels of dissolved solid concentration below specified levels, we may be required to shut-in the well. If the well cannot be remediated so that fresh water is no longer produced, we may be required to plug the well.

Adverse weather may foreclose any drilling or development activity, forcing delays until more favorable weather conditions develop. This is more likely to occur during the winter and spring months, but can occur at other times of the year.

Different natural gas reservoirs contain different amounts of water. The actual amount of time required for dewatering with respect to each well cannot be predicted with accuracy. The period of time when the volume of gas that is produced is limited by the dewatering process may be extended, thereby delaying revenue production.

Pipeline capacity may be inadequate.

Because of the nature of natural gas development, there may be periods of time when pipeline capacity is inadequate to meet our gas transportation needs. It is often the case that as new development comes online, pipelines are close to or at capacity before new pipelines are built. During periods when pipeline capacity is inadequate, we may be forced to reduce production or incur additional expense as existing production requires additional compression to enter existing pipelines.

Our reliance on third parties for gathering and distribution could curtail future exploration and production activities.

The marketability of our production will depend on the proximity of our reserves to, and the capacity of, third party facilities and services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and processing facilities. The unavailability or insufficient capacity of these facilities and services could force us to shut-in producing wells, delay the commencement of production, or discontinue development plans for some of our properties, which would adversely affect our financial condition and performance. During 2006, production was hampered by curtailments in a third-party processing facility. We have since completed construction of our own processing facility and built an alternative pipeline route in response to this curtailment.

There is a potential for increased costs.

The oil and natural gas industry has historically experienced periods of rapidly increasing drilling and production costs, frequently during times of increased drilling activities. If significant cost increases occur with respect to our development activity, we may have to reduce the number of wells we drill, which may adversely affect our financial performance.

We may incur compression difficulties and expense.

As production of natural gas increases, more compression is generally required to compress the production into the pipeline. As more compression is required, production costs increase, primarily because more fuel is required in the compression process. Furthermore, because compression is a mechanical process, a breakdown may occur that will cause us to be unable to deliver natural gas until repairs are made.

We may not have good and marketable title to our properties.

It is customary in the oil and natural gas industry that upon acquiring an interest in a non-producing property, only a preliminary title investigation is done at that time and that a drilling title opinion is done prior to the initiation of drilling, neither of which can substitute for a complete title investigation. We have followed this custom to date and intend to continue to follow this custom in the future. Furthermore, title insurance is not available for mineral leases, and we will not obtain title insurance or other guaranty or warranty of good title. If the title to our prospects should prove to be defective, we could lose the costs that we have incurred in their acquisition or incur substantial costs for curative title work.

Competition in our industry is intense, and we are smaller and have a more limited operating history than most of our competitors.

We compete with major and independent oil and natural gas companies for property acquisitions and for the equipment and labor required to develop and operate these properties. Most of our competitors have substantially greater financial and other resources than we do. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to complete transactions in this highly competitive environment.

Oil and natural gas operations involve various operating risks.

The oil and natural gas business involves operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of crude oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks. Personal injuries, damage to property and equipment, reservoir damage, or loss of reserves may occur if such a catastrophe occurs, any one of which could cause us to experience substantial losses. In addition, we may be liable for environmental damage caused by previous owners of properties purchased or leased by us.

Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our natural gas and crude oil. Production from natural gas wells in many geographic areas of the United States has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of natural gas in areas where our operations will be conducted. If so, it is possible that there will be no market or a very limited market for our production.

As a result of operating hazards, regulatory risks and other uninsured risks, we could incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for exploration, development or acquisitions.

We may lack insurance that could lower risks to our investors.

We have procured insurance policies for general liability, property/pollution, well control and director and officer liability in amounts considered by management to be adequate, as well as a $20 million excess liability umbrella policy. Nonetheless, the policy limits may be inadequate in the case of a catastrophic loss, and there are some risks that are not insurable. We have limited business interruption insurance. An uninsured loss could adversely affect our financial performance.

Our credit facilities have operating restrictions and financial covenants that limit our flexibility and may limit our borrowing capacity; needed increases in borrowing capacity may not be available.

As of September 30, 2007, our outstanding debt includes a senior credit facility with a current approved borrowing base of $70 million, $46 million of which is currently drawn, and a five-year second lien term loan facility with a current approved borrowing base of $50 million, of which $50 million is currently drawn, and a $5 million revolving line of credit, which expired on October 15, 2007. All of our credit facilities, other than our office mortgage loan, have operational restrictions and credit ratio compliance requirements that limit our flexibility. If the ratio requirements are not satisfied, curative action may be required, such as repaying a part of the outstanding principal, and we will be unable to draw more funds to use in development. We may not have sufficient funds available to make any required repayment, which could cause us to be in default of our credit facilities.

The value of the assets pledged as collateral under our senior credit facility and second lien term loan facility will depend on the then current commodity prices for natural gas. If prices drop significantly, we may have trouble satisfying the ratio covenants of these credit facilities. As noted above, oil and natural gas prices are volatile.

In order to execute our current development plan we will need to increase our credit availability as we add proved reserves. If we are unable to convert our assets to proved reserves at our planned pace, or if the value of our proved reserves drops as described above, we may be unable to increase our available credit as needed. Furthermore, any increases to our available credit will be entirely within the discretion of our lenders and may not be available to us even if we are successful in increasing the value of our proved reserves.

If we are unable to make use of our credit facilities, it may be difficult to find replacement sources of financing to use for working capital, capital expenditures, drilling, technology purchases or other purposes. Even if replacement financing is available, it may be on less advantageous terms than the current credit facilities. If we are unable to obtain increases in our borrowing capacity as needed, we may be unable to execute our development plan.

Our debt level and the covenants in our credit facility agreements could negatively impact our financial condition, results of operations and business prospects.

Our level of indebtedness, and the covenants contained in our credit facility agreements, could have important consequences for our operations, including:

•	increasing our vulnerability to general adverse economic and industry conditions and detracting from our ability to withstand successfully a downturn in our business or the economy generally;
•
requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	placing us at a competitive disadvantage relative to other less leveraged competitors; and
•	making us vulnerable to increases in interest rates, because borrowings under our credit facility may be at rates prevailing at the time of each borrowing.

We may incur non-cash charges to our operations as a result of current and future financing transactions.

Under current accounting rules and requirements, we may incur additional non-cash charges to future operations beyond the stated contractual interest payments required under our current and potential future credit facilities. While such charges are generally non-cash, they would impact our results of operations and earnings per share and could be material.

We have hedged and may continue to hedge a portion of our production, which may result in our making cash payments or prevent us from receiving the full benefit of increases in prices for oil and natural gas.

In order to reduce our exposure to short-term fluctuations in the price of oil and natural gas, and in some cases as required by our lenders, we periodically enter into hedging arrangements. Our hedging arrangements apply to only a portion of our production and provide only partial price protection against declines in oil and natural gas prices. Such hedging arrangements may expose us to risk of financial loss in certain circumstances, including instances where production is less than expected, our customers fail to purchase contracted quantities of oil or natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. In addition, our hedging arrangements may limit the benefit to us of increases in the price of oil and natural gas.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2007. Section 404 requires that we document and test our internal controls over financial reporting and issue management’s assessment of our internal controls over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We will be required to evaluate our existing controls against the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance significantly exceed our current expectations, our results of operations could be materially affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal controls over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

Oil and natural gas operations are subject to various federal, state and local government laws and regulations, which may be changed from time to time in response to economic or political conditions. Matters that are typically regulated include:

• discharge permits for drilling operations;
• drilling bonds;
• reports concerning operations;
• spacing of wells;
• unitization and pooling of properties;
• environmental protection; and
• taxation.

From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of natural gas and crude oil. We also are subject to changing and extensive tax laws, the effects of which we cannot predict.

The development, production, handling, storage, transportation and disposal of natural gas and crude oil, by-products and other substances and materials produced or used in connection with oil and natural gas operations are subject to laws and regulations primarily relating to protection of human health and the environment. The discharge of natural gas, crude oil or pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may result in the assessment of civil or criminal penalties or require us to incur substantial costs of remediation.

Legal and tax requirements frequently are changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, could harm our business, results of operations and financial condition.

RISKS RELATED TO THE OWNERSHIP OF OUR STOCK

We may experience volatility in our stock price.

For the 21-month period ending September 30, 2007, our stock traded as high as $7.44 per share and as low as $1.30 per share. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	changes in natural gas prices;
•	changes in the natural gas industry and the overall economic environment;
•	quarterly variations in operating results;
•	changes in financial estimates by securities analysts;
•	changes in market valuations of other similar companies;
•	announcements by us or our competitors of new discoveries or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures;
•	additions or departures of key personnel;
•	any deviations in net sales or in losses from levels expected by securities analysts; and
•	future sales of our common stock.

In addition, the stock market from time to time experiences extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

A small number of existing shareholders control us and we do not have cumulative voting.

In connection with the closing of the merger of Cadence Resources Corporation and Aurora Energy, Ltd. certain of our shareholders, including certain former Aurora shareholders who became shareholders of us in connection with the merger, executed and delivered voting agreements pursuant to which they agreed, until October 31, 2008, to vote their shares of our common stock in favor of (i) five directors designated by William W. Deneau, who were initially William W. Deneau, Earl V. Young, Gary J. Myles, Richard Deneau, and Ronald E. Huff; and (ii) two directors designated by William W. Deneau from among our board of directors immediately before the closing of the merger, who were initially Howard Crosby and Kevin Stulp. Howard Crosby has since resigned from our board of directors. In addition, these shareholders agreed to vote all of their shares of common stock to ensure that the size of our board of directors will be set and remain at seven directors. After recent amendments to the voting agreements, an aggregate of 11,702,580 shares, approximately 11.5% of our outstanding shares, are subject to these voting agreements.

Also in connection with the closing of the merger, certain of our shareholders executed and delivered irrevocable proxies naming William W. Deneau and Lorraine King as proxies to vote their shares through October 31, 2008, in the manner determined by such proxies. An aggregate of approximately 10.7 million shares of our common stock held by such shareholders was subject to these proxies at September 30, 2007. These provisions will limit our other shareholders’ ability to influence the outcome of shareholder votes through October 31, 2008, including votes concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions.

Our shareholders do not have the right to cumulative voting in the election of our directors. Cumulative voting, in some cases, could allow a minority group to elect at least one director to our board. Because there is no provision for cumulative voting, a minority group will not be able to elect any directors. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the members of our board of directors.

Our articles of incorporation contain provisions that discourage a change of control.

Our articles of incorporation contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Our articles of incorporation authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to our shareholders.

You may experience dilution of your ownership interests due to the future issuance of shares of our common stock, which could have an adverse effect on our stock price.

We may, in the future, issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present shareholders. Our authorized capital stock consists of 250,000,000 shares of common stock and 20,000,000 shares of preferred stock with such designations, preferences and rights as may be determined by our board of directors. On September 30, 2007, we had 101,679,456 shares of common stock outstanding.

At September 30, 2007, we had warrants and options outstanding that were exercisable for 6,475,110 shares of our common stock. We have an additional 5,257,500 shares available for award as either option or stock grants under our existing incentive plans. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, private placements of our securities for capital raising purposes, or for other business purposes. In the future, we may engage in public offerings of our stock. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.

We have two shelf registration statements that are currently effective, which together have registered almost 20.6 million shares of common stock for resale. The sale of a large number of shares of our common stock pursuant to the resale registration statements, the perception that any such sale might occur, or the issuance of a large number of shares of our common stock in connection with future acquisitions, equity financings or otherwise, could cause the market price of our common stock to decline significantly. As of September 30, 2007, we had approximately 101.7 million shares of common stock issued and outstanding, including approximately 10.5 million shares of our common stock held or controlled by our executive officers and directors. Of those 10.5 million shares, 8.6 million are subject to lock-up agreements through October 31, 2008, 0.5 million are eligible for resale on two S-8 registration statements, and the balance are eligible for sale under Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). We have two currently effective S-8 registration statements that, combined, include 469,996 shares owned or controlled by our executive officers and directors that are registered for resale.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts are forward-looking statements. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates", "intends", or similar expressions used in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;
•	uncertainties about the estimates of reserves;
•	our ability to increase our production and oil and natural gas income through exploration and development;
•	the number of well locations to be drilled and the time frame within which they will be drilled;
•	the timing and extent of changes in commodity prices for natural gas and crude oil;
•	domestic demand for oil and natural gas;
•	drilling and operating risks;
•	the availability of equipment, such as drilling rigs and transportation pipelines;
•	changes in our drilling plans and related budgets;
•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity; and
•	other factors discussed above under the heading "Risks Related To Our Business".

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares owned by the selling security holders. We may receive proceeds in connection with the exercise of warrants, the underlying shares of which may in turn be sold by the selling security holders. Although the amount and timing of our receipt of any such proceeds are uncertain, such proceeds, if received, will be used for general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock trades under the symbol AOG on the American Stock Exchange (“AMEX”). Prior to May 2006, our common stock traded under the symbol CDNR.BB on the Over-the-Counter Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers. The following chart shows the range of high and low bid prices/sales prices for our common stock for each fiscal quarter in the last two calendar years plus the first three quarters of 2007. The prices during the time in which our stock traded over-the-counter are bid prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The prices during the time in which our stock traded on AMEX are actual sales prices.

Quarter Ended	High Bid/ Sales Price	Low Bid/ Sales Price
March 31, 2005	$2.95	$1.05
June 30, 2005	$2.67	$2.00
September 30, 2005	$3.47	$1.86
December 31, 2005	$4.85	$3.15
March 31, 2006	$7.44	$4.45
June 30, 2006	$6.10	$3.76
September 30, 2006	$4.74	$2.94
December 31, 2006	$3.22	$3.08
March 31, 2007	$3.30	$2.06
June 30, 2007	$2.77	$1.30
September 30, 2007	$2.35	$1.37

On December 17, 2007, the last reported sale price of our common stock on AMEX was $1.47 and there were 101,719,456 shares of our common stock outstanding and approximately 520 holders of record.

DIVIDEND POLICY

There have been no cash dividends declared on our common stock since we were formed. We do not intend to pay cash dividends on our common stock for the foreseeable future. Our current credit facilities prohibit our borrowing subsidiaries from declaring dividends, which means that we will generally not have cash flow available from which to pay cash dividends.

SELLING SECURITY HOLDERS

We issued to the selling security holders the common stock and the warrants to purchase common stock that are covered by this prospectus pursuant to a private placement in January 2005. This prospectus relates to the resale from time to time of up to a total of 8,900,000 shares of our common stock acquired by the certain security holders or their transferees either directly in the January private placement or pursuant to the exercise of warrants purchased in the January private placement. We filed a registration statement, of which this prospectus constitutes a part, in order to permit the selling security holders to resell to the public the shares of our common stock in connection with the January 2005 private placement.

The following table sets forth the names of the selling security holders, the number of shares of common stock beneficially owned by the selling security holders, the number of shares of common stock being offered by the selling security holders, the number of shares of common stock each selling security holder will beneficially own if the security holder sells all of the shares being registered and the selling security holder’s percentage ownership of our common stock if all the shares in the offering are sold. The shares being offered hereby are being registered to permit public secondary trading, and the selling security holders may offer all or part of the shares for resale from time to time. However, the selling security holders are under no obligation to sell all or any portion of such shares nor are the selling security holders obligated to sell any shares immediately under this prospectus. To prevent dilution to the selling security holders, the following numbers may change because of adjustments to reflect stock splits, stock dividends, or similar events involving our common stock.

None of the selling security holders have, nor within the past three years have had, any position, office, or other material relationship with us or any of our predecessors or affiliates, other than as a greater than 5% shareholder, except that Nathan A. Low, through his controlled entity, Sunrise Securities Corporation, performed institutional investor relations services for us and acted as a finder of investors in various private placements in which we have previously engaged.

Selling Security Holders	Shares of Common Stock Beneficially Owned Prior to Offering*	Shares of Common Stock to be Sold*	Beneficial Ownership After Offering if all Shares are Sold*	Percent of Class Owned After Offering if all Shares are Sold**
Crestview Capital Master, LLC(1)	5,819,500	3,680,000	2,139,500	2.1%
Nathan Low Family Trust, DTD 4/12/96(2)	928,643	720,000	208,643	0.2%
Bear Stearns, as Custodian for Nathan A. Low Roth IRA(2)	8,546,409	400,000	8,146,409	8.0%
Ruth Low	538,259	480,000	58,259	***
Coghill Capital(3)	3,829,620	640,000	3,189,620	3.1%
Cordillera Fund L.P.(4)	800,000	800,000	0	-
Enable Growth Partners LP(5)	480,000	480,000	0	-
Michael Weiss	180,000	100,000	80,000	***
Don Sanders	320,000	320,000	0	-
Sanders Opportunity Fund (Inst) LP(6)	493,646	493,646	0	-
Sanders Opportunity Fund LP(6)	154,354	154,354	0	-
Sanders 1998 Children’s Trust(6)	240,000	240,000	0	-
Don Weir and Julie E. Weir	160,000	160,000	0	-
Ben T. Morris	40,000	40,000	0	-
Fredrick Saalwachter(7)	40,000	40,000	0	-
George L. Ball	40,000	40,000	0	-
John Malanga and Jodi Malanga(8)	32,000	32,000	0	-
Bruce McMaken(9)	40,000	40,000	0	-
Mike Chadwick	40,000	40,000	0	-
Totals	22,722,431	8,900,000	13,822,431	13.6%

*
This information is provided as of November 1, 2005, except to the extent that we were able to update it based on a Schedule 13D or Schedule 13G filing made by the selling security holder after that date. We have, however, revised our footnotes below to reflect exercises of warrants that have occurred since November 1, 2005. Since this registration statement became effective, many of the shares included in the registration statement have been sold. Except in cases where a Schedule 13D or Schedule 13G have been filed, we are not able to track exactly how many shares have been sold to date under the registration statement, or how many shares may have subsequently been acquired by the selling security holders. We are therefore presenting the information in the first three columns as of the time this registration statement became effective, except in the cases where a Schedule 13D or Schedule 13G filing reflect different information.

**
The percent of class information is based upon a total of 101,719,456 shares of common stock outstanding. However, as reflected in the previous footnote, the beneficial ownership used to calculate the percent of class is based upon the ownership at the time this registration statement became effective, except in those situations in which a Schedule 13D or Schedule 13G have since been filed, in which case the calculation is based on those filings.

***	Less than 0.1%.

(1)
Based on a Schedule 13G filed with the SEC on June 23, 2006, Crestview Capital Partners, LLC controls Crestview Capital Master, LLC, and the power to vote or dispose of our shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom disclaims beneficial ownership of our shares.

(2)
Based on information included in an amendment to Schedule 13D/A filed with the SEC on February 27, 2006, Nathan A. Low has the sole power to vote or direct the vote of, and the sole power to direct the disposition of, the shares held by the Nathan A. Low Roth IRAs and the shares held by him individually. Although Nathan A. Low has no direct voting or dispositive power over the 828,643 shares of common stock held by the Nathan A. Low Family Trust or the 100,000 shares of common stuck held in individual trusts for the Neufeld children, he may be deemed to beneficially own those shares because his wife, Lisa Low, is the trustee of the Nathan A. Low Family Trust and custodian for the Neufeld children. Therefore, Nathan A. Low reports shared voting and dispositive power over 928,643 shares of common stock.

(3)
Based on Schedule 13G filed with the SEC on February 14, 2006, Clint D. Coghill is the managing member of Coghill Capital, and shares the power to vote and dispose of these shares with CCM Master Qualified Fund, Ltd. and Coghill Capital Management, L.L.C.

(4)	We have been informed that James Andrew is the controlling person at Cordillera Fund, L.P.

(5)
We have been informed that Brendan O'Neil is the controlling person of Enable Growth Partners LP. Shares of common stock beneficially owned and to be sold includes warrants to purchase 240,000 shares of our common stock.

(6)	We have been informed that Don A. Sanders is the controlling person of Sanders Opportunity Fund (Inst.) LP, Sanders Opportunity Fund LP, and Sanders 1998 Children's Trust.

(7)	Shares of common stock beneficially owned and to be sold includes warrants to purchase 20,000 shares of our common stock.

(8)	Shares of common stock beneficially owned and to be sold includes warrants to purchase 16,000 shares of our common stock.

(9)	Shares of common stock beneficially owned and to be sold includes warrants to purchase 20,000 shares of our common stock.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling security holders may also engage in short sales against the box, puts and calls, and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. However, selling security holders may not engage in short sales before this registration statement becomes effective.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions, and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the shares, if liabilities are imposed on that person under the Securities Act.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledge, transferee, or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges, or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amendment the list of selling security holders to include the pledge, transferee, or other successors in interest as selling security holders under this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have advised us that they have acquired their securities in the ordinary course of business and that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling security holders.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2007, we had 101,679,456 shares of common stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of our common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders

As of September 30, 2007, there were 527 holders of record for our common stock, although we believe that there are additional beneficial owners of our common stock who own their shares in “street name.”

Preferred Stock

Our board of directors may, without shareholder approval, establish and issue shares of one or more classes or series of preferred stock having the designations, number of shares, dividend rates, liquidation preferences, redemption provisions, sinking fund provisions, conversion rights, voting rights and other rights, preferences and limitations that our board may determine. Our board may authorize the issuance of preferred stock with voting, conversion and economic rights senior to the common stock so that the issuance of preferred stock could adversely affect the market value of the common stock. The creation of one or more series of preferred stock may adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things and under some circumstances, have the effect of delaying, deferring or preventing a change in control without any action by shareholders. Our board of directors previously authorized the issuance of 2,500,000 shares of Class A Preferred Shares. As of September 30, 2007, there were no remaining shares of our Class A Preferred Shares outstanding.

No other classes or series of preferred stock are currently authorized or outstanding.

Stock Certificates

Our bylaws permit each shareholder to elect whether to hold our stock as an uncertificated security or in the form of a paper stock certificate. Shareholders holding uncertificated securities will receive a written information statement summarizing their holdings. We participate in the Direct Registration System through our transfer agent.

Warrants

The warrants being registered in connection with the January Private Placement are exercisable at $1.75 per share and expire on January 31, 2009. The warrants may be exercised in whole or in part, subject to the limitations provided in the warrants. Any warrant holders who do not exercise their warrants prior to the conclusion of the exercise period will forfeit the right to purchase the shares of common stock underlying the warrants and any outstanding warrants will become void and be of no further force or effect. If at any time while any of the warrants are outstanding we issue common stock or securities convertible into common stock to any person at a price per share of common stock less than the exercise price of the warrants, the exercise price of the warrants will be reduced pursuant to a formula as provided in the warrant. In addition, in the event of a merger, consolidation, or sale of all or substantially all of our assets, the holder of the warrant has the right to receive a warrant substantially similar to the warrant or, at the option of the holder of the warrant, an amount in cash equal to the value of the warrant. If a dividend is declared on our common stock, the exercise price of the warrant will be reduced in accordance with the terms of the warrant and the number of shares of common stock the warrant is exercisable for will be proportionately increased. If we were to offer any securities to its holders of common stock as a class, the holder of the warrant would be entitled to purchase such number of securities as if the warrant holder were a holder of common stock.

Holders of the warrants have no voting rights of a shareholder, no liquidation preference, and no dividends will be declared on the warrants.

Transfer Agent and Registrar

Our transfer agent and registrar is Mellon Investor Services.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus has been passed upon for us by Fraser Trebilcock Davis & Dunlap, P.C., Lansing, Michigan.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 have been audited by Rachlin Cohen & Holtz LLP, an independent registered public accounting firm, as indicated in their accompanying report. These financial statements and accompanying report are incorporated by reference in this prospectus in reliance on the authority of Rachlin Cohen & Holtz LLP as an expert in auditing and accounting.

The reference to (and inclusion of) the reports of Data & Consulting Services, Division of Schlumberger Technology Corporation, also referred to as Schlumberger Holditch in filings incorporated by reference, with respect to estimates of proved reserves of oil and natural gas located in Michigan and Indiana, and the reference to (and inclusion of) reports of acquired proved reserves estimated by Netherland, Sewell & Associates, Inc. and Ralph E. Davis Associates, Inc., is made in reliance upon the authority of these firms as experts with respect to such matters.

CHANGE IN INDEPENDENT AUDITORS

On March 23, 2007, after the completion of the audit of our financial statements for the years ended December 31, 2006 and 2005, we dismissed Rachlin Cohen & Holtz LLP as our independent auditors. The report of Rachlin Cohen & Holtz LLP on our financial statements for the years ended December 31, 2006 and 2005, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with its audit for the years ended December 31, 2006 and 2005, there have been no disagreements with Rachlin Cohen & Holtz LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Rachlin Cohen & Holtz LLP, would have caused them to make reference thereto in their report on the financial statements for such years except as described in the following paragraph:

As described under Item 3 of our Form 10-QSB/A for the quarter ended March 31, 2006 (as filed on October 31, 2006), Rachlin Cohen & Holtz LLP advised us and we disclosed that we had a material weakness resulting from a deficiency in internal controls relating to the lack of accounting recognition given to the stock option grants authorized and approved by the Board of Directors in March 2006, which resulted in (a) the financial statements being modified to account for all of the stock option grants in accordance with the applicable provisions of Statement of Financial Accounting Standards No. 123(R) and (b) remedial actions being taken by us. In addition, as described under Item 3 of our Form 10-QSB/A for the quarter ended June 30, 2006 (as filed on October 31, 2006), we validated the remedial actions taken to correct the material weakness in connection with the reporting of stock option compensation.

The decision to change firms was approved by our Audit Committee of the Board of Directors.

We engaged Weaver and Tidwell L.L.P. as our new independent auditors effective March 23, 2007, and we have relied upon Weaver and Tidwell L.L.P. as an expert in auditing and accounting from that date.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. We are subject to the information and reporting requirements of the Exchange Act, and are therefore required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC. We also post our SEC filings on our website: www.auroraogc.com.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed on March 15, 2007.

•	Annual Proxy Statement on Schedule 14A filed on April 2, 2007.

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2007, filed on May 14, 2007.

•	Quarterly Report on Form 10-Q for the three months ended June 30, 2007, filed on August 9, 2007.

•	Quarterly Report on Form 10-Q for the three months ended September 30, 2007, filed on November 14, 2007.

•	The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2006:

(1)	Current Report on Form 8-K filed on March 15, 2007;
(2)	Current Report on Form 8-K filed on March 29, 2007;
(3)	Current Report on Form 8-K filed on May 24, 2007;
(4)	Current Report on Form 8-K filed on May 30, 2007;
(5)	Current Report on Form 8-K filed on June 27, 2007;
(6)	Current Report on Form 8-K filed on August 22, 2007;
(7)	Current Report on Form 8-K filed on September 24, 2007;
(8)	Current Report on Form 8-K filed on October 26, 2007;
(9)	Current Report on Form 8-K filed on October 29, 2007; and
(10)	Current Report on Form 8-K filed on November 14, 2007.

We also incorporate by reference any documents that are subsequently filed with the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, prior to the termination of this offer.

You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

Aurora Oil & Gas Corporation
4110 Copper Ridge Drive, Suite 100
Traverse City, Michigan 49684
Attention: Investor Relations
(231) 941-0073

DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide that our directors and officers will be indemnified to the fullest extent permitted by the Utah Corporation Code. However, such indemnification does not apply to acts of intentional misconduct, a knowing violation of law, or any transaction where an officer or director personally received a benefit in money, property, or services to which the director was not legally entitled.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

APPENDIX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

bbl. Stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

bcfe. Billion cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

Biogenic gas. Gas produced by methanogenic bacteria or microbes. Predominately methane gas with <1% higher chain hydrocarbons.

Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Compression. Process of taking a gas or compressible fluid from a low pressure to a higher pressure.

Dewatering. The system whereby brine water is removed from the well in order to allow the gas/oil to be released. Pumping mechanisms are usually used for this process. New wells may have great amounts of water, which must first be removed. As water is removed, gas/oil production usually increases.

Drilling locations. Total gross locations specifically quantified by management to be included in our multi-year drilling activities on existing acreage. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Finding and development costs. Capital costs incurred in the acquisition, exploitation and exploration of proved oil and natural gas reserves divided by proved reserve additions and revisions to proved reserves.

Formation. An identifiable layer of rocks named after its geographical location and dominant rock type.

Gross acres, gross wells or gross reserves. The total acres, wells, or reserves as the case may be, in which a working interest is owned.

Lease. A legal contract that specifies the terms of the business relationship between an energy company and a landowner or mineral rights holder on a particular tract of land.

Leasehold. Mineral rights leased in a certain area to form a project area.

mcf. Thousand cubic feet of natural gas.

mcfe. Thousand cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

mmbtu. Million British Thermal Units.

mmcfe. Million cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

Net acres, net wells, or net reserves. The sum of the fractional working interest owned in gross acres, gross wells, or gross reserves, as the case may be.

Overriding royalty interest. Is similar to a basic royalty interest except that it is created out of the working interest. For example, an operator possesses a standard lease providing for a basic royalty to the lessor or mineral rights owner of 1/8 of 8/8. This then entitles the operator to retain 7/8 of the total oil and gas produced. The 7/8 in this case is the 100% working interest the operator owns. This operator may assign his working interest to another operator subject to a retained 1/8 overriding royalty. This would then result in a basic royalty of 1/8, an overriding royalty of 1/8 and a working interest of 3/4. Overriding royalty interest owners have no obligation or responsibility for developing and operating the property. The only expenses borne by the overriding royalty owner are a share of the production or severance taxes and sometimes costs incurred to make the oil or gas salable.

Pay zone. The geologic formation where the gas/oil is located.

Play/Trend. A set of discovered or prospective oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.

Production. Natural resources, such as oil or gas, taken out of the ground.

Productive well. A well that is found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Project. A targeted development area where it is probable that commercial gas can be produced from new wells.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved developed non-producing reserves. Proved developed reserves that are shut-in or otherwise not producing.

Proved developed producing reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable from known reservoirs under current economic and operating conditions, operating methods, and government regulations.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The process of re-entering an existing well bore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

Reserves. Oil, gas and gas liquids thought to be accumulated in known reservoirs.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible nature gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Salt water disposal well. A well into which salt water and other liquid substances are pumped for disposal purposes.

Schlumberger Holditch. Schlumberger Technology Corporation, formerly known as Schlumberger Holditch & Associates.

Shale. A clastic (gr. Klastos, “broken”) rock composed of predominantly clay-sized particles consisting of clay minerals, quartz and other minerals. Often found as thin layered organic rock rich in hydrocarbon deposits.

Shut-in. A well that has been capped (having the valves locked shut) for an undetermined amount of time. This could be for additional testing, could be to wait for pipeline or processing facility, or a number of other reasons.

Successful. A well is determined to be successful if it is producing natural gas, dewatering, or awaiting hookup, but not abandoned or plugged.

Well bore. The hole of the well starting at the surface of the earth and descending downward to the bottom of the hole.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

8,900,000 Shares

Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson, or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of December 21, 2007.